UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_____________________________
FORM 11-K
_____________________________

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                     to
Commission File Number 001-33642
_____________________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
MASIMO CORPORATION
RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
MASIMO CORPORATION
52 Discovery
Irvine, California 92618

MASIMO CORPORATION
RETIREMENT SAVINGS PLAN
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Plan Participants
Masimo Corporation Retirement Savings Plan
Opinion on the financial statements
We have audited the accompanying statements of net assets available for benefits of Masimo Corporation Retirement Savings Plan (the “Plan”) as of December 31, 2021 and 2020, the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the year ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.
Basis for opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental information
The supplemental information in the accompanying schedule, Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2021 (“supplemental information”), has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ GRANT THORNTON LLP

We have served as the Plan’s auditor since 2010.
Bellevue, Washington
June 17, 2022

MASIMO CORPORATION
RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	As of December 31,
	2021	2020
ASSETS
Investments, at fair value	$186,926,794	$157,933,732
Receivables:
Notes receivable from participants	1,436,534	1,279,968
Due from broker for unsettled securities sold	114,799	392,454
Total receivables	1,551,333	1,672,422
Net assets available for benefits	$188,478,127	$159,606,154
The accompanying notes are an integral part of these financial statements.

MASIMO CORPORATION
RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2021
ADDITIONS TO NET ASSETS
Contributions:
Participant deferral contributions	$12,974,176
Participant rollover contributions	6,480,191
Employer contributions	3,423,832
Total contributions	22,878,199
Investment income:
Dividends	7,398,371
Net appreciation in fair value of investments	15,072,310
Net investment income	22,470,681
Interest income on notes receivable from participants	71,160
Total additions to net assets	45,420,040
DEDUCTIONS FROM NET ASSETS
Distributions to participants	16,350,316
Plan administrative expenses	197,751
Total deductions from net assets	16,548,067
Net increase in net assets available for benefits	28,871,973
Net assets available for benefits, at beginning of year	159,606,154
Net assets available for benefits, at end of year	$188,478,127
The accompanying notes are an integral part of these financial statements.

MASIMO CORPORATION
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1. Description of the Plan
The following description of the Masimo Corporation Retirement Savings Plan (the Plan) is provided for general information purposes only. Plan participants should refer to the Plan document for more complete information.
General
The Plan is a cash deferred arrangement under Section 401(k) of the Internal Revenue Code of 1986, as amended (the Code), covering U.S. employees of Masimo Corporation (the Company or Masimo) or one of its U.S. subsidiaries. The Plan was established for the purpose of providing retirement benefits for U.S. employees of the Company. The Plan is intended to qualify as a profit sharing plan under Section 401(a) of the Code with a salary reduction feature qualified under Section 401(k) of the Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan is administered by the 401(k) Committee (Plan Management), members of which are appointed by the Company’s Board of Directors. Fidelity Management Trust Company (Fidelity) is a fiduciary of the Plan and also serves as the record keeper to maintain the individual accounts of each Plan participant. The Plan was originally adopted in April 1995, and has been amended at various times through December 31, 2021.
Eligibility
Employees who are at least 18 years of age and on the U.S. payroll of the Company or its U.S. subsidiaries are eligible to participate in the Plan as of the first date of employment with the Company or one of its U.S. subsidiaries, and are eligible to contribute to the Plan on the first day of the month concurrent with or following the first date of employment.
Contributions
Employees may elect to defer a percentage of their eligible compensation into the Plan. Compensation deferrals cannot exceed the maximum deferral, as determined by the Internal Revenue Service (IRS) each year. Such deferral limitation was 80% of compensation up to a maximum deferral of $19,500 in 2021. Employees who attained the age of 50 on or before December 31, 2021 were eligible to make additional catch-up contributions of up to $6,500 during 2021.
During the year ended December 31, 2021, the Company matched 100% of a participant’s salary deferral, up to a maximum deferral of 3% of each participant’s compensation for the pay period. The Company’s maximum aggregate matching contribution per participant was $8,700 in 2021. The Company has the right under the Plan to discontinue or modify its matching contributions at any time. In order to be eligible for matching contributions, a participant need not complete any service requirement. As of the year ended December 31, 2021, the Plan includes an employer match on catch-up contributions. In addition, the Plan includes an after-tax contribution provision, which allows participants to make annual after-tax contributions of up to 10% of their salary and is limited to 80% of compensation.
Each eligible participant’s account is credited with (a) the participant’s contributions, (b) the Company’s matching contributions, and (c) an allocation of interest, dividends and any change in the market value of the various investment funds. Plan earnings, by investment fund, are allocated daily by the asset custodian on the basis of the ratio that each eligible participant’s account balance in the fund bears to the total account balances of all participants in the respective fund.
The Company may also make discretionary contributions to the Plan in such amounts as determined by resolution of the Board of Directors. There were no discretionary contributions for the year ended December 31, 2021.
Investment Options
Participants direct the investment of their contributions and the Company’s matching contributions into various investment options offered by the Plan. The Plan currently offers investments in selected mutual funds, a Collective Investment Trust (CIT), and Masimo common stock.

MASIMO CORPORATION
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS - (Continued)
Vesting
Participant contributions are fully vested when made. Participants in the Plan receive vesting credit for the Company’s matching contributions based upon years of service, beginning with the date of employment with the Company or one of its subsidiaries, as follows:

Years of Service (Whole Years)	Vesting
Less than 2	0%
2	50%
3	75%
4 or more	100%
Distributions and Payments of Benefits
The normal retirement age is 65. Participants who incur a termination of employment prior to their normal retirement age are entitled to that portion of their Plan benefits earned to date, with vesting based upon the whole years of service credited as of the date of termination. In addition, “in-service” distributions may be requested by active employees that have reached age 59½, that have made rollover contributions into the Plan or that qualify for a financial hardship distribution in accordance with the Code.
The Coronavirus Aid Relief, and Economic Security Act (CARES Act) was passed by the U.S. Senate on March 26, 2020. Section 2202 of the CARES Act permits eligible Plan participants to request penalty-free distributions of up to $100,000 for qualifying coronavirus-related reasons. These reasons include adverse financial consequences due to being quarantined, furloughed, laid off, having work hours reduced or being unable to work due to a lack of childcare due to COVID-19.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and/or to terminate the Plan, subject to the provisions of ERISA. In the event of termination of the Plan, participants will become fully vested in their accounts.
Forfeitures
Forfeitures of terminated participants’ non-vested account balances may be used to pay administrative expenses or to reduce employer matching contributions. During the year ended December 31, 2021, no forfeitures were used to pay administrative expenses and $283,248 of forfeitures were used to reduce employer matching contributions. As of December 31, 2021 and December 31, 2020, the unallocated forfeiture balance was $7,382 and $119,826, respectively.
Administrative Expenses
Administrative expenses, which consist primarily of participant and recordkeeping fees, were paid directly from participants’ accounts. Certain administrative costs of the Plan were paid by the Company and not paid out of the Plan’s assets.
Notes Receivable from Participants
Notes receivable from participants are secured by the participant’s account balance and may not exceed the lesser of 50% of the participant’s account balance or $50,000 in the aggregate for any individual participant. The number of outstanding notes per participant is limited to one. Notes related to the purchase of a participant’s primary residence may not exceed a term of ten years. The term of all other notes may not exceed five years. For the years ended December 31, 2021 and December 31, 2020, the annual interest rate of all notes outstanding ranged from 4.25% to 6.50%. Principal and interest are paid ratably through payroll deductions.
2. Summary of Significant Accounting Policies
Basis of Accounting
The Plan’s financial statements are prepared on the accrual basis, in conformity with accounting principles generally accepted in the United States of America (GAAP).

MASIMO CORPORATION
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS - (Continued)
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements.
Risks and Uncertainties
The Plan assets consist of various investments which are exposed to a number of risks, including interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Plan Benefits and the Statement of Changes in Net Assets Available for Plan Benefits.
In March 2020, the COVID-19 outbreak was declared a pandemic by the World Health Organization. The COVID-19 pandemic has also led to extreme volatility in financial markets and has affected, and may continue to affect, the market price of Masimo’s common stock and other Plan assets. While the potential economic impact brought by, and the duration of, COVID-19 may be difficult to assess or predict, the pandemic could continue to result in significant disruption of the global financial markets. The extent to which COVID-19 has impacted and will continue to impact the financial markets may depend on future developments that are uncertain and may not be predicted. Plan Management will continue to monitor the impact COVID-19 has on the Plan and will reflect the consequences as appropriate in the Plan’s financial records.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan Administrator determines the Plan’s valuation policies utilizing information provided by the investment advisers, custodians and insurance company. See Note 3 for discussion of fair value measurements.
Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are accrued on the ex-dividend date. Net appreciation in the fair value of investments includes the Plan’s net gains and losses on investments bought and sold, as well as held, during the year.
Mutual funds and Masimo Corporation common stock are valued at the quoted market prices. Units of the collective investment trusts are valued at net asset value (NAV) as a practical expedient to fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividend income is accrued on the ex-dividend date.
Payment of Benefits
Benefit payments to participants are recorded when paid.
Contributions
Contributions made by participants and the employer are recorded on an accrual basis. Contributions are recognized during the period in which the related compensation was earned and paid to a participant.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2021 or December 31, 2020. Delinquent loans are reclassified as distributions based upon the terms of the Plan document.

MASIMO CORPORATION
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS - (Continued)
3. Fair Value Measurements
The authoritative guidance describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value:
•Level 1—Quoted prices in active markets for identical assets or liabilities.
•Level 2—Inputs other than Level 1 that are observable, either directly or indirectly; such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active; or other inputs that can be corroborated by observable market data for substantially the full term of the assets or liabilities.
•Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
The following is a description of the valuation methodologies used by the Plan for assets measured at fair value. There have been no changes to the methodologies used at December 31, 2021 and December 31, 2020.
Mutual Funds
Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are actively traded.
Collective Investment Trusts (CITs)
A CIT invests in stable value investment contracts (Stable Value Contracts) issued by life insurance companies, banks and other financial institutions, fixed income instruments that underlie Stable Value Contracts and other money market instruments. Under a Stable Value Contract, the issuer of the contract agrees, subject to contract conditions, to make payments representing redemptions from the Fund for participant-initiated benefit payments at “contract value” which is generally equal to the principal plus accrued interest of the underlying investments. This “benefit responsiveness” is designed to allow the CIT to maintain participant balances at book value (except under certain circumstances set forth within the Stable Value Contracts) while the impact of market fluctuations on investor account balances is potentially smoothed via periodic adjustments to the daily rate of return credited to investors. The Plan has only one CIT, which is the Goldman Sachs Stable Value Collective Investment Trust Class IV. As a practical expedient, the fair value of the CIT is reported based on the NAV of the CIT units since such units are not actively traded on a public market. There is a twelve month notice period for the CIT that can be enforced by Goldman Sachs before allowing a complete redemption by the Plan and there were no unfunded commitments.
Masimo Corporation Common Stock
Masimo Corporation common stock is valued at the quoted closing market price from The Nasdaq Stock Market LLC.
The following tables represent the Plan’s fair value hierarchy for its investments:

	Fair Value Measurements as of December 31, 2021
Investment Class	Level 1	Level 2	Level 3	Total
Mutual funds	$154,509,795	$—	$—	$154,509,795
Masimo Corporation common stock	28,451,109	—	—	28,451,109
Total assets in fair value hierarchy	$182,960,904	$—	$—	$182,960,904
Collective investment trusts				3,965,890
Total investments at fair value				$186,926,794

	Fair Value Measurements as of December 31, 2020
Investment Class	Level 1	Level 2	Level 3	Total
Mutual funds	$125,044,838	$—	$—	$125,044,838
Masimo Corporation common stock	28,919,554	—	—	28,919,554
Total assets in fair value hierarchy	$153,964,392	$—	$—	$153,964,392
Collective investment trusts				3,969,340
Total investments at fair value				$157,933,732

MASIMO CORPORATION
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS - (Continued)
4. Party-in-Interest Transactions
Transactions in shares of Masimo’s common stock qualify as exempt party-in-interest transactions under the provisions of ERISA, since Masimo is the Plan administrator. During the year ended December 31, 2021, the Plan made purchases of $16,120,094 and sales of $15,105,235 of Masimo’s common stock on behalf of Plan participants.
Fidelity is the trustee, custodian and record keeper as defined by the Plan, and therefore, the transactions with Fidelity investments qualify as party-in-interest transactions. Purchases and sales of these accounts and the underlying investments comprising these accounts are open market transactions at fair market value. Such transactions are permitted under the provisions of the Plan and are exempt from the prohibition of party-in-interest transactions under ERISA and applicable exemptions promulgated thereunder. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.
5. Tax Status of the Plan
The Plan is required to operate in conformity with the Code to maintain its qualification. The Plan is a Fidelity Volume Submitter Plan, which received a favorable advisory letter from the IRS in March 2020. The Plan administrator believes that the Plan is qualified under Section 401(a) of the Code and the related trust is tax-exempt as of December 31, 2021 and December 31, 2020. In accordance with GAAP, Plan Management is required to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2021 and December 31, 2020, there are no uncertain tax positions taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan’s tax returns generally remain open for IRS audit for three years from the filing date.
6. Subsequent Events
Plan Management has evaluated all events or transactions that occurred through June 17, 2022, the date the financial statements were issued and determined that there are no matters requiring adjustment to or disclosure in the accompanying financial statements and related notes.
Related to the acquisition of LiDCO Group, PLC (LiDCO) and the merger of the U.S. LiDCO employees into Masimo Corporation, Masimo amended the Plan to provide service credit to those employees that were actively employed by LiDCO as of the date of the acquisition, February 2, 2021. This amendment was entered with an effective date of February 1, 2022.
On April 11, 2022, Masimo Corporation completed the acquisition of Viper Holdings Corporation. As part of this acquisition, employees of two of Viper Holdings Corporation’s subsidiaries, DEI Sales, Inc. and D&M Holdings, Inc., became eligible to participate in the Plan through a participating employer arrangement. The Plan was amended to provide for this arrangement on April 11, 2022.
On June 6, 2022, the Plan was amended to reflect a change in the vesting schedule to 25% annual vesting beginning after one year of service, and then an additional 25% for each additional year of service thereafter. This change only applies to active plan participants with any amount of service time on or after June 1, 2022.

MASIMO CORPORATION
RETIREMENT SAVINGS PLAN
Supplementary Information
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
As of December 31, 2021

(a)	(b)	(c)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Number of shares	Value
	Mutual Funds:
	American Funds 2035 Target Date Retirement Fund® Class R-6	1,056,551	$20,729,521
	American Funds 2030 Target Date Retirement Fund® Class R-6	1,060,905	18,958,381
	American Funds 2040 Target Date Retirement Fund® Class R-6	830,268	17,203,147
*	Fidelity® 500 Index Fund	100,210	16,566,664
	American Funds 2025 Target Date Retirement Fund® Class R-6	946,205	15,300,134
	American Funds 2050 Target Date Retirement Fund® Class R-6	448,406	9,456,884
	American Funds 2045 Target Date Retirement Fund® Class R-6	442,134	9,435,144
	American Funds 2055 Target Date Retirement Fund® Class R-6	306,473	8,149,116
	American Funds 2020 Target Date Retirement Fund® Class R-6	390,904	5,597,745
	Vangaurd Information Technology Index Fund Admiral Shares	18,683	4,380,960
*	Fidelity® Mid Cap Index Fund	130,352	4,169,961
	PGIM Jennison Growth Fund Class R6	44,436	2,988,341
*	Fidelity® Small Cap Index Fund	106,401	2,932,407
*	Fidelity® Select Health Care Portfolio	83,118	2,685,534
*	Fidelity® U.S. Bond Index Fund	185,746	2,225,237
*	Fidelity® International Index Fund	36,299	1,789,166
	Invesco Oppenheimer Global Opportunities Fund Class R6	19,613	1,512,925
	Columbia Select Large Cap Value Instl 3	37,287	1,215,938
	Victory Sycamore Established Value Fund Class I	22,153	1,099,694
	PIMCO Income Fund Institutional Class	88,644	1,058,411
	Lord Abbett Developing Growth Fund Class R6	28,215	992,606
*	Fidelity® Real Estate Investment Portfolio	16,634	898,595
	MFS International Diversification R6 Fund	31,449	788,430
	American Funds 2015 Target Date Retirement Fund® Class R-6	58,744	769,548
	BlackRock Mid-Cap Growth Equity Portfolio K	15,547	747,949
	Prudential Total Return Bond Fund Class Z	49,864	721,539
	American Funds New World Fund® Class R-6	6,800	584,614
	Victory Sycamore Small Company Opportunity Fund Class I	10,458	549,234
*	Fidelity® Emerging Markets Index Fund	39,745	480,512
	PIMCO International Bond (U.S. Dollar-Hedged) Fund Institutional Class	20,353	218,589
	First Eagle Global Fund Class I	2,441	158,306
	American Funds 2010 Target Date Retirement Fund® Class R-6	11,550	142,874
*	Fidelity® Government Money Market Fund	1,689	1,689
	Total Mutual Funds		$154,509,795

	Collective Investment Trust:
	Goldman Sachs Stable Value Institutional Series Class I	3,965,890	3,965,890

	Common Stock:
*	Masimo Corporation	97,164	28,451,109

	Other:
*	Notes receivable from participants	At interest rates between 4.25% and 6.50%, with scheduled maturity dates between April 2018 and January 2032	1,436,534
	Total		$188,363,328
* Indicates a party-in-interest to the Plan.
Column (d), historical cost, has been omitted as all investments are participant directed.

EXHIBIT INDEX

Exhibit Number	Description of Document
23.1	Consent of Independent Registered Public Accounting Firm – Grant Thornton LLP

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator of the Masimo Corporation Retirement Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MASIMO CORPORATION RETIREMENT SAVINGS PLAN

Date: June 17, 2022	By:	/s/ MICAH YOUNG
Micah Young
Executive Vice President, Chief Financial Officer of Masimo Corporation